UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                     N-17f-2

Certificate of Accounting of Securities and Similar Investment in the Custody of
                        Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.       Investment Company Act File Number:  811-8606

         Date Examination completed: as of June 27, 2002, July 17, 2002 and August 30, 2002 and for the period from August 31, 2001 (date of last examination) through June 27, 2002, and for the period from June 27, 2002 through July 17, 2002 and for the period from July 17, 2002 through August 30, 2002.

2.       State identification number:

         AL       AK       AZ       AR      CA       CO       CT       DE       DC      FL       GA
         HI       ID       IL       IN      IA       KS       KY       LA       ME      MD       MA
         MI       MN       MS       MO      MT       NE       NV       NH       NJ      NM       NY
         NC       ND       OH       OK      OR       PA       RI       SC       SD      TN       TX
         UT       VT       VA       WA      WV       WI       WY       Puerto Rico
         Other (specify):

3.       Exact  name  of  investment   company  as  specified  in   registration
         statement:
         Scudder Pathway Series

4. Address of principal executive office (number, street, city, state, zip code):
         Two International Place, Boston, MA 02110

Instructions

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.       All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal; business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

               THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC
                                  ACCOUNTANT.

October 9, 2002

PricewaterhouseCoopers LLP
160 Federal Street
Boston, MA 02110

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of the Scudder Pathways Series (comprised of the Conservative Portfolio, Moderate Portfolio, and Growth Portfolio (the "Portfolios" and each a "Portfolio")) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of sub sections (b) and (c) of Rule 17 f-2 (as interpreted in the Response of the Office of Chief City Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of June 27, 2002, July 17, 2002 and August 30, 2002 and for the period from August 31, 2001 (date of last examination) through June 27, 2002, and for the period from June 27, 2002 through July 17, 2002 and for the period from July 17, 2002 through August 30, 2002.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of June 27, 2002, July 17, 2002 and August 30, 2002 and for the period from August 31, 2001 (date of last examination) through June 27, 2002, and for the period from June 27, 2002 through July 17, 2002, and for the period from July 17, 2002 through August 30, 2002 with respect to securities reflected in the investment accounts of the Portfolios.

Very truly yours,

                             SCUDDER PATHWAY SERIES


By:        /s/ John R. Hebble
           ------------------------------------------------------
           John R. Hebble
           Assistant Treasurer


           /s/ Caroline Pearson
           ------------------------------------------------------
           Caroline Pearson
           Assistant Secretary


           ------------------------------------------------------
           October 9, 2002

                        Report of Independent Accountants

To The Trustees of Scudder Pathway Series:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Scudder Pathway Series (comprised of the Conservative Portfolio, Moderate Portfolio, and the Growth Portfolio (the "Portfolios" and each a "Portfolio")) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 27, 2002, July 17, 2002 and August 30, 2002. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Our June 27, 2002 and July 17, 2002 examinations were made without prior notice to the Portfolios. Included among our procedures were the following tests performed as of June 27, 2002, July 17, 2002 and August 31, 2002, and with respect to the agreement of security purchases and sales, for the period from August 31, 2001 (the date of our last examination), through June 27, 2002, for the period from June 27, 2002 through July 17, 2002 and for the period from July 17, 2002 through August 30, 2002:

- Confirmation of all securities (shares of capital stock and beneficial interest of the underlying funds owned by each Portfolio) held by institutions in book form (i.e. Scudder Service Corporation);

- Reconciliation of all such securities to the books and records of the Portfolios and Scudder Service Corporation; and

- Agreement of 5 security purchases and 5 security sales by the Portfolios, during the period from August 31, 2001 to June 27, 2002, the period from June 27, 2002 to July 17, 2002 and the period from July 17, 2002 to August 30, 2002, from the books and records of the Portfolios to confirmations from Scudder Service Corporation.


We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios named above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 27, 2002, July 17, 2002, and August 30, 2002 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
October 9, 2002